UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

100517

DIVISION OF
CORPORATION FINANCE

02014009

NO ACT
P.E 12-17-01
1-06033

January 28, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/28/2002

Christine S. Grawemeyer
Senior Counsel
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Re: UAL Corporation
Incoming letter dated December 17, 2001

Dear Ms. Grawemeyer:

This is in response to your letter dated December 17, 2001 concerning the shareholder proposal submitted to UAL by Alistair MacDonald. We also have received a letter from the proponent dated December 18, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Alistair MacDonald
750 14th Street SW
Loveland, Colorado 80537

CRGr

UAL CORPORATION

1934 Act/Rule 14a-8

December 17, 2001

REC'D S.E.C.
DEC 14 2001

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UAL Corporation -- Shareholder Proposal Submitted by Alistair E. MacDonald

Dear Ladies and Gentlemen:

On behalf of UAL Corporation and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Alistair E. MacDonald from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. MacDonald, dated November 16, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

> I propose that United Airlines discontinue the practice of code share flights. All flights that have a United Airlines flight number should be flights operated by United Airlines.
>
> Reason:
>
> Many airlines carry a United Airlines flight number even when operated by another airline using their equipment and their staff.
>
> While common within the industry the only true purpose of the code share flights is to mislead travel agents and the traveling public. As a leader in the industry United Airlines should abolish the practice of code share flights. Only flights operated by United should have a United flight number.
>
> The company spends a lot on a frequent flier program, which builds loyalty and through alliances with other airlines increases its effectiveness. The effect of "phantom" United flights is dissatisfaction and loss of loyalty often among the most loyal customers.

1112186 94152311

As a service industry customer satisfaction translates to loyalty and loyalty creates increased revenue. United Airlines can not afford to continue the present practice.

Some of the examples of the confusion caused by code share arrangements are:

A passenger traveling round trip from Washington to Glasgow would have a ticket issued by United showing United flight IAD to LHR and a United flight LHR to GLA (Operated by British Midland). The British Midland flight to Glasgow would not show on departure boards as a United flight. In the UK it is simply referenced by its British Midland flight number which is not referenced on any of the United travel documents.

Frequent Fliers booking an international flight with United that includes a segment with a United Flight number but operated by Star Alliance member THAI Airlines, would discover that the mileage credit for the segment on THAI would be 700 frequent flier miles while if an actual United flight they would be credited 3,500 miles.

A flight arrival display in Denver shows a flight from Canada with both an AC and UA flight number. The same plane arriving at different times. Operational delays cause a delay to a flight, yet despite there only being one physical plane, the arrival display shows two different flight numbers and two different arrival times.

The confusion caused by situations like those described above contribute to customer dissatisfaction. Any practice, which alienates our customers, should be discontinued.

Please vote for United to "RISE" above this practice and make United Airlines a better airline.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. <u>The Proposal may be Properly Omitted under Rule 14a-8(i)(7) because it Relates to UAL's Ordinary Business Operations</u>

Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a proposal: "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion was adopted in order to "relieve the management of the necessity of including in its proxy materials security holder proposals which relate to matters falling within the province of management." (Exchange Act Release No. 39093 (September 18, 1997) (quoting from Exchange Act Release No. 4950 (October 9, 1953)).

The proposal (a copy of which is attached as Exhibit A) requests that UAL discontinue its practice of code share flights. The use of code share flights is clearly within the realm of ordinary business operations. The Staff, in a 1998 release accompanying amendments to Rule 14a-8, stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." (Exchange Act Release No. 40018 (dated May 21, 1998).

The Staff has granted no-action relief in the past to companies where the shareholder proposal related to the company's ordinary business operations. See AMR Corporation (March 30, 2001) (proposal to issue a dividend of frequent flier miles for each share of stock) and Delta Air Lines, Inc. (August 2, 1989) (proposal relating to the banning of smoking on all of the company's flights).

Clearly, whether or not an airline engages in code share flights is part of management's day-to-day operations and involves the ordinary business operation of scheduling flight times and destinations. It would not be appropriate to ask UAL's shareholders to vote on such day-to-day business decisions, such as how UAL gets a passenger from one destination to another, how to schedule its aircraft and crews, or how to market its services to its customers. We believe that the Staff's no-action positions cited above support our omission of the proposal under Rule 14a-8(i)(7) because the proposal involves UAL's ordinary business operations.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer

Christine S. Grawemeyer
Senior Counsel

Enclosures

1112186 94152311

EXHIBIT A

TAD

FRANCESCA M. MAHER

[illegible] 2 0 2001

[illegible] V.P. GENERAL [illegible] AND SECRETARY

Alistair MacDonald

750 14th Street SW
Loveland, CO 80537

(970) 669 6553 Voice
(970) 669 3090 Fax

Friday, November 16, 2001

Francessa M Maher
Secretary
United Airlines Corporation
PO Box 66919
Chicago, IL 60666

Dear Ms. Maher:

Please find enclosed a shareholder proposal made under SEC Rule 14a-8 which I would like to have included in the next proxy statement, and voted on at the next shareholder meeting.

For publication my information is as follows: Alistair E MacDonald, 750 14th Street SW, Loveland, CO 80537, Owner of 100 shares.

I have attached a purchase confirmation from e-trade for the purchase of 100 shares of UAL. Dated 1/18/00. I still hold those stocks and to verify that, I have attached a copy of a recent e-trade statement showing the holding of 400 shares of stock. In addition I have asked e-trade to prepare a statement showing the date of purchase and verifying that I presently am a holder of 300 shares.

I certify that I intend to continue holding at least 100 shares of stock through the date of the next regular shareholder meeting.

As well as a shareholder I am a 1K frequent flier, so I can assure you I believe this to be in the best interests of United Airlines.

Please let me know if you need any additional information.

Sincerely,

Alistair MacDonald

I propose that United Airlines discontinue the practice of code share flights. All flights that have a United Airlines flight number should be flights operated by United Airlines.

Reason:

Many airline flights carry a United Airlines flight number even when operated by an other airline using their equipment and their staff.

While common within the industry the only true purpose of code share flights is to mislead travel agents and the traveling public. As a leader in the industry United airlines should abolish the practice of code share flights. Only flights operated by United should have a United flight number.

The company spends a lot on a frequent flier program, which builds loyalty and through alliances with other airlines increases its effectiveness. The effect of "phantom" United flights is dissatisfaction and loss of loyalty often among the most loyal customers.

As a service industry customer satisfaction translates to loyalty and loyalty creates increased revenue. United airlines can not afford to continue the present practice.

Some of the examples of the confusion caused by code share arrangements are:

A passenger travelling round trip from Washington to Glasgow would have a ticket issued by united showing united flight IAD to LHR and a united flight LHR to GLA (Operated by British Midland)
The British midland flight to Glasgow would not show on departure boards as a United flight. In the UK it is simply referenced by its British Midland flight number which is not referenced on any of the United travel documents.

Frequent Fliers booking an international flight with United that includes a segment with a United Flight number but operated by Star Alliance member THAI Airlines, would discover that the mileage credit for the segment on THAI would be 700 frequent flier miles while if an actual United flight they would be credited 3,500 miles.

A flight arrival display in Denver shows a flight from Canada with both an AC and UA flight number. the same plane arriving at different times. Operational delays cause a delay to a flight, yet despite there only being one physical plane the arrival display shows two different flight number and two different arrival times.

The confusion caused by situation like those described above contribute to customer dissatisfaction. Any practice, which alienates our customers, should be discontinued.

Please vote for United to "RISE" above this practice and make United Airlines a better airline.

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

01 DEC 19 PM 2:37

Alistair MacDonald

750 14th Street SW
Loveland, CO 80537

(970) 669 6553 Voice
(970) 669 3090 Fax

Tuesday, December 18, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: UAL Corporation—Shareholder Proposal Submitted by Alistair MacDonald

Dear Ladies and Gentlemen:

I have received a copy of the no action request submitted by United Airlines to my shareholder proposal.

I ask your support in allowing this proposal to go forward.

United Airlines has requested excluding my proposal based on it being a subject of its "Ordinary Business Operations". Since almost every action taken by a company can be claimed as ordinary business operations, it is a wide and encompassing objection which I ask you to reject.

My claim is that the practice of code sharing flight numbers is wide spread within the company and that a substantial percentage of its international flights and commuter flights are not manned by United Airline employees or on United Airline planes. Therefore giving shareholders an opportunity to understand the issue and vote on action does not constitute any attempt to micro manage the company.

Please also note that I am simply requesting the company "discontinue a practice". There is no attempt to impose a timeline or a procedure for discontinuance as these are clearly matters best handled by company management. Management issues are left to the management of the company.

Since I am also requesting the company cease a practice that can appear to customers as deceptive and adopt a policy of greater honesty with flight numbers it is a matter of wide public interest and a proper issue on which the shareholders should have an opportunity to vote.

Misleading and deceptive practices impact customer loyalty. Since customer loyalty has a direct impact on load factors, which affects profitability it is an appropriate issue for all company shareholders.

I notice in the submission United Airlines sited as a case in which the staff granted no action relief in August 1989 to a shareholder proposal that all Delta Air Lines Inc. flights be non smoking. I have not been able to gain access to the details of that proposal, but Delta followed the industry and made all its flights non-smoking. Clearly public opinion changes over time. It would be a pity if shareholders by expressing they way they want their company to behave could not guide their company to a leadership position.

Please allow my proposal to go forward to a vote of shareholders.

Please let me know if you need any additional information or I can be of assistance to you in any other way.

Sincerely,

Alistair MacDonald

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 17, 2001

The proposal requires that UAL "discontinue the practice of code share flights" so that all United Airline flight numbers are flights operated by United Airlines.

There appears to be some basis for your view that UAL may exclude the proposal under rule 14a-8(i)(7), as relating to UAL's ordinary business operations (i.e., the practice of code share flights). Accordingly, we will not recommend enforcement action to the Commission if UAL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor